EXHIBIT 99.1

Mynaric Annual General Assembly: Bulent Altan elected by shareholders to join Supervisory Board, Mustafa Veziroglu now sole CEO

MUNICH, August 8, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced key results of the company’s annual general assembly held on August 7, 2023.

Following shareholder approval, industry veterans Bulent Altan and Margaret Abernathy joined Mynaric’s Supervisory Board after receiving the requisite number of votes during the annual general assembly. They join the three re-elected Supervisory Board members: Dr. Hans Königsmann, Dr. Manfred Krischke, and Peter Müller-Brühl, effective immediately. Following the company’s annual general assembly meeting, the Supervisory Board met and elected Bulent Altan as Chairman.

“My passion and interest in creating a ubiquitous communications infrastructure in space remains a driving force as I join the Supervisory Board,” said Bulent Altan, Chairman of the Supervisory Board. “Mynaric is well positioned to provide and deliver the critical technology to enable global connectivity.”

Mustafa Veziroglu will serve as the company’s Chief Executive Officer. Veziroglu will lead Mynaric’s day-to-day business operations and strategy to produce laser communications terminals at scale for applications in space, air and terrestrial applications.

“We are appreciative of the support of our shareholders as we continue to win significant customer programs and our pipeline of opportunities remains robust,” said Mustafa Veziroglu. “We have the largest backlog of terminals in the history of the company and our entire team is focused on starting to deliver products to our customers at scale from 2023 as we are entering our long-awaited serial production.”

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.